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                             April 30, 2020

       Pedro Farah
       Chief Financial Officer
       Nutrien Ltd.
       Suite 200
       122 1st Avenue South
       Saskatoon, Saskatchewan, Canada
       S7K 7G3

                                                        Re: Nutrien Ltd.
                                                            Form 40-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            File No. 001-38336

       Dear Mr. Farah:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 40-F for the Fiscal Year Ended December 31, 2019

       Exhibit 99.1
       Mineral Projects, page 47

   1. We note that you do not disclose mineral reserve estimates for your phosphate mines.
                                                        Please provide these
reserve estimates or tell us why disclosure of these amounts is not necessary.
   2. We note that you provide disclosure of the tonnages that can depleted from the mineral reserve estimates for
the Allan, Cory, Lanigan, and Rocanville reserve estimates such that a current mineral
reserve estimate corresponding to your fiscal year end may be determined. Please tell
us why a similar depletable tonnage is not disclosed for the
                                                        Vanscoy mineral reserve
estimate.
 Pedro Farah
Nutrien Ltd.
April 30, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments.



FirstName LastNamePedro Farah                             Sincerely,
Comapany NameNutrien Ltd.
                                                          Division of
Corporation Finance
April 30, 2020 Page 2                                     Office of Life
Sciences
FirstName LastName